May 13, 2005

Room 4561


Martin E. Schloss, Esq.
Managing Director and Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022

Re:  	Scientific Games Corporation
	Registration Statement on Form S-4
      Filed April 15, 2005
      File No. 333-124106

      Registration Statement on Form S-3
      Filed on April 15, 2005
      File No. 333-124107

      Form 10-K Annual Report for the Year Ended December 31, 2004 Filed on March 16, 2005
      Form 10-Q for March 31, 2005
      Filed on May 10, 2005
      File No. 0-13063

Dear Mr. Schloss:

      This is to advise you that we have reviewed only that portion of the above registration statements and periodic reports that relates to your selling securityholder and controls and procedures disclosure.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Cover Page
1. Please disclose the total number of shares of common stock issuable upon conversion of the subordinated debentures. See Item 501(b)(2) of Regulation S-K.

Selling Securityholders, pages 75-90
2. We note you are registering the resale of $275 million in convertible senior subordinated debentures and 9,450,183 shares of common stock issuable upon conversion of the debentures, but your selling securityholder table on pages 76-80 allocates only 9,097,356
shares to specific selling securityholders.   Please revise to
identify those selling securityholders owning the remaining
352,827
shares, or 3.73% of this offering, issuable upon conversion of the
debentures.   Item 507 of Regulation S-K requires you to identify
each selling securityholder for whose account the securities are being registered are to be offered. As you know, some aggregation of selling securityholder disclosure on a group basis is permissible, but only where the collective holdings of the group is less than 1%
of the class of applicable securities prior to the offering. For guidance, please refer to Item 507 of Regulation S-K and Interpretation I.59 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.
3. We note the first asterisk [*] following the footnotes to your selling securityholder table on page 90 states that other selling
securityholders may be identified at a later date.   Please note
all
selling shareholders must be identified prior to effectiveness, subject to the limited exception referenced in our second comment.
4. We further note the paragraph following the first asterisk [*] on page 90 states that certain of your selling securityholders are broker-dealers or affiliates of broker-dealers. Please revise to footnote which selling securityholders are broker-dealers or affiliates of broker-dealers. Further, tell us whether those selling securityholders, who are broker-dealers, received their securities as compensation for underwriting activities. Please revise to disclose, if true, that Bear Stearns & Co., Inc. and JP Morgan Securities are registering shares for resale that were acquired for investment banking services in the144A transaction private placement in December
2004.

Plan of Distribution, pages 91-92
5. On page 91, you indicate that selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the debentures or the underlying common stock and "deliver these securities" to close out short positions. Please refer to Interpretation A.65 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations. Confirm to us that each of the selling security holders is aware of the referenced telephone interpretation.

Registration Statements on Forms S-3 and S-4

General
6. Please revise the summary of each registration statement to briefly disclose that you are registering two concurrent offerings and the nature and purpose of the other registration statement.

Risk Factors
Risk Factors Relating to Our Business
7. Please revise this section of each registration statement to provide risk factor disclosure specifically detailing the risks to investors of the material weakness(es) in your internal controls over financial reporting and your ineffective disclosure controls and procedures.

Incorporation by Reference
8. Please revise your disclosure on page ii of the Form S-3 and page iii of your Form S-4 to specifically incorporate by reference your amended Form 10-K filed on May 2, 2005 and your Form 10-Q filed on May 10.
9. Please clarify whether Mr. Laird also is signing in the capacity of Scientific Games` principal accounting officer or controller. See
Instructions to Signatures to Forms S-3 and S-4.

Exhibit 5.1 Opinion of Counsel
10. We note you have not yet filed your opinions of counsel.
Please
note we will need adequate time to review the opinions once filed and may have further comment.

Form 10-K, Annual Report for the Year ended December 31, 2004, filed on March 16, 2005
Report of Independent Registered Public Accounting Firm, page 57
11. Please amend your Form 10-K to include a signed report identifying the registered public accounting firm. Refer to Rule
2-
02(a) of Regulation S-X.


Item 9A. Controls and Procedures, pages 115-116
12. We note your statement in the first paragraph of this section that your disclosure controls and procedures were not effective as of the end of December 31, 2004 in alerting your CEO and CFO in a timely
fashion to all material information required to be included in your
periodic reports.   Please explain your "in a timely fashion"
statement.
13. We note your disclosure regarding ineffective disclosure controls and procedures because a material weakness was identified in the design of your internal controls and procedures. We also note how management believes the adjustment made for your minority equity interest in an unincorporated Italian consortium, along with certain other adjustments, were material to the financial statements.
With a
view to disclosure, please advise us as to the following:

* what impact did the accounting treatment of the Italian
Consortium
alone have on management`s conclusions concerning the
effectiveness
of your controls and procedures versus in conjunction with
"certain
other adjustments related to non-routine and complex accounting matters";
* what "certain other adjustments related to non-routine and complex
accounting matters" are you referring to in your disclosure; and
* why management believes the effect of the items on the Company`s reported financial results for prior periods were not material, as disclosed on page 53, when the disclosure controls and procedures conclusion specifies these items to be material.
14. Please revise your Form 10-K disclosure to clarify the
following:
* the changes made in your controls and procedures as a result of your assessment;
* the specific areas of controls and procedures in need of further improvement and the associated timeframe;
* whether there have been any material expenditures associated with
the improvement of your controls and procedures;
* whether Scientific Games or your independent accountants
identified
the areas needing improvement and how they were discovered; and
* the impact, if any, on your financial statements.
15. We note your statement on page 116 referring to a material weakness and your disclosure that "[o]ther than set forth above, there were no changes in our internal control over financial reporting. . . ."  Please revise to clearly identify the change in internal control over financial reporting. See Item 308(c) of Regulation S-K.

Exhibit 31.1 and 31.2 Section 302 Certifications
16. In paragraphs 4 and 5 of your certifications you refer to other certifying officer"s."
As such, it appears that you are referring to more than one other certifying officer. Please advise or revise.
17. Your certifications do not conform to the certification language specified by Item 601(b)(31)(i) in that there are statements regarding your material weakness in the design of your internal controls. Please revise. See Securities Act Release No. 33-8238.

Form 10-Q for the Quarter Ended March 31, 2005
18. Please consider the comments above and revise your Form 10-Q disclosure to the extent applicable.

						*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact me at
(202) 551-3730.


							Sincerely,



							Barbara C. Jacobs
							Assistant Director



cc:  	Peter G. Smith, Esq. (via facsimile)
	Shari K. Krouner, Esq.
	Kramer Levin Naftalis & Frankel LLP
	1177 Avenue of the Americas
	New York, New York 10036
	Fax No. (212) 715-8222

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Scientific Games Corporation
May 13, 2005
Page 1